Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2011

March 16, 2012

ITEM 2 - TABLE OF CONTENTS

Page

PRELIMINARY NOTES		- 1 -
	Documents Incorporated by Reference	- 1 -
	Date of Information	- 1 -
	Currency and Exchange Rates	- 1 -
	Metric Equivalents	- 2 -
	Forward-Looking Statements	- 2 -
	Caution Regarding Adjacent or Similar Mineral Properties	- 5 -
	Caution Regarding Reference to Resources and Reserves	- 5 -
	Glossary of Terms	- 7 -

ITEM 3:	CORPORATE STRUCTURE	- 14 -
	Name, Address and Incorporation	- 14 -
	Intercorporate Relationships	- 14 -

ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS	- 15 -
	Three Year History	- 15 -

ITEM 5:	NARRATIVE DESCRIPTION OF THE BUSINESS	- 16 -
	General	- 16 -
	Risk Factors	- 20 -
	Material Mineral Projects	- 27 -

ITEM 6:	DIVIDENDS	- 44 -

ITEM 7:	DESCRIPTION OF CAPITAL STRUCTURE	- 44 -
	General Description of Capital Structure	- 44 -
	Shareholders’ Rights Plan	- 44 -
	Constraints	- 44 -

ITEM 8:	MARKET FOR SECURITIES	- 45 -
	Trading Price and Volume	- 45 -

ITEM 9:	ESCROWED SECURITIES	- 45 -

ITEM 10:	DIRECTORS AND EXECUTIVE OFFICERS	- 45 -
	Name, Occupation and Security Holding	- 45 -
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	- 49 -
	Conflicts of Interest	- 50 -

ITEM 11:	PROMOTERS	- 50 -

ITEM 12:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	- 50 -
	Legal Proceedings	- 50 -
	Regulatory Actions	- 50 -

ITEM 13:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 50 -

ITEM 14:	TRANSFER AGENT AND REGISTRAR	- 51 -

i

TABLE OF CONTENTS
(continued)

Page

ITEM 15:	MATERIAL CONTRACTS	- 52 -

ITEM 16:	NAMES AND INTERESTS OF EXPERTS	- 52 -
	Names and Interests of Experts	- 52 -

ITEM 17:	ADDITIONAL INFORMATION	- 53 -
	Audit Committee Information	- 53 -
	Additional Information	- 53 -

SCHEDULE “A” – AUDIT COMMITTEE INFORMATION

ii

PRELIMINARY NOTES

Documents Incorporated by Reference

            Incorporated by reference into this Annual Information Form (“AIF”) are the following documents:

(a)	Consolidated Audited Financial Statements of the Company for the seven month period ended December 31, 2011 and for the year ended May 31, 2011 (“Financial Statements”);

(b)	Management Discussion and Analysis of the Company for the seven month period ended December 31, 2011 dated March 16, 2012 (“MD&A”);

(c)	Management Information Circular dated October 13, 2011 in respect of the 2011 Annual General Meeting (“2011 Information Circular”);

(d)	Management Information Circular dated July 9, 2010 in respect of a special general meeting of the shareholders of the Company held on August 12, 2010 (“July 2010 Information Circular”); and

(e)

Technical report dated August 25, 2011 entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” by Carl E. Brechtel (PE, SME), Tim Carew (P.Geo, MIMMM), Russell Myers (CPG), William Pennstrom Jr. (QPMMSA, SME), Chris Puchner (CPG) and Scott Wilson (CPG) (the “Livengood Report”)

copies of each of which may be obtained online from SEDAR at www.sedar.com.

            Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this AIF to the extent that a statement contained in this AIF or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this AIF, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

            The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

            All financial information in this AIF is prepared in accordance with International Financial Reporting Standards.

Date of Information

            All information in this AIF is as of December 31, 2011 unless otherwise indicated.

Currency and Exchange Rates

            All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars and the Company’s financial statements are prepared in accordance with International Financial Reporting Standards. All references to “U.S. dollars”, “USD” or to “US$” are to United States dollars.

            The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	Seven Month Period Ended December 31
	and Years Ended May 31

Canadian Dollars to U.S. Dollars	December 31,	May 31,	May 31,
	2011	2011	2010

Rate at end of period	0.9833	1.0322	0.9558

Average rate for period	1.0058	1.0064	0.9405

High for period	1.0484	1.0582	1.0039

Low for period	0.9626	0.9365	0.8580

Metric Equivalents

            For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

1 mile = 1.609 kilometres	2000 pounds (1 short ton) = 0.907 tonnes
1 acre = 0.405 hectares	1 ounce (troy) = 31.103 grams
2,204.62 pounds = 1 metric ton = 1 tonne	1 ounce (troy)/ton = 34.2857 grams/tonne

            Terms used and not defined in this AIF that are defined in National Instrument 51-102 “Continuous Disclosure Obligations” shall bear that definition. Other definitions are set out in National Instrument 14-101 “Definitions”.

Forward-Looking Statements

            This AIF contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at the Livengood project;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine in any production scenario at the Livengood project;

  the potential overburden geometry of the Livengood deposit being amenable for low cost surface mining that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

  the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for the Livengood project;

  the Company’s estimates of the quality and quantity of the resources at the Livengood project;

  the timing and cost of the planned future exploration programs at the Livengood project, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations on acceptable terms, if at all;

  the results of the Preliminary Economic Assessment as described under “Narrative Description of the Business – Material Mineral projects – Livengood Project, Alaska”;

  the use of Proceeds from the financing which closed November 10, 2010; and

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life; and

  the potential for the production of placer gold, whether near-term or at all, on certain placer mining claims acquired in December 2011.

            Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

            The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this AIF. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the demand for, and level and volatility of the price of, gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at the Livengood project;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the financing which closed on November 10, 2010 will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

            In addition, in carrying out the Preliminary Economic Assessment with respect to the Livengood project, as described under “Narrative Description of the Business - Material Mineral Properties – Livengood Project, Alaska” a number of assumptions have been made, which are more particularly described in that section.

            These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

            Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

            This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As a foreign private issuer preparing this AIF pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this AIF is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

            The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

            In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

            Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Glossary of Terms

            The following is a glossary of certain mining terms used in this Annual Information Form.

“adit”	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine

“Ag”	Silver

“alteration”	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions

“anomalous”	Departing from the expected or normal

“anomaly”

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value

“As”	Arsenic

“Au”	Gold

“basalt”	A dark coloured igneous rock, commonly extrusive – the fine grained equivalent of gabbro

“batholith”	A large, generally discordant plutonic mass that has more than 100 square kilometres of surface exposure and no known floor

“biotite”	A common rock forming mineral of the mica group

“Board”	The board of directors of ITH

“breccia”	Angular broken rock fragments held together by a mineral cement or a fine- grained matrix

“BCBCA”	Business Corporations Act (British Columbia), ITH’s governing statute

“chert”	A hard, dense microcrystalline or cryptocrystalline sedimentary rock, consisting chiefly of interlocking crystals of quartz less than about 30 microns in diameter

“chip sample”	A series of small pieces of ore or rock taken at regular intervals across a vein or exposure

“CIP”

“Carbon-in-pulp” - a method of recovering gold and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

“clastic”

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

“cm”	Centimetres

“Common Shares”	The common shares without par value in the capital stock of ITH as the same are constituted on the date hereof

“conglomerate”

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

“Corvus”	Corvus Gold Inc., a company subsisting under the laws of British Columbia which was spun off from the Company in August, 2010

“cutoff grade”	The lowest grade of mineralized material that qualifies as ore in a given deposit, that is, material of the lowest assay value that is included in a resource/reserve estimate

“deformation”	A general term for the processes of folding, faulting, shearing, compression, or extension of rocks as a result of various earth forces

“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane

“dike”	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks

“Director”	A member of the Board of Directors of ITH

“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock

“distal”	Said of an ore deposit formed at a considerable distance (e.g. tens of kilometres) from the volcanic source from which its constituents have been derived

“drift”	A horizontal tunnel driven along or parallel to the strike of the orebody, for the extraction or exploration of minerals

“epigenetic”	Said of a mineral deposit of origin later than that of the enclosing rocks

“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins

“executive officer”	When used in relation to any issuer (including the Company) means an individual who is:

            (a)        a chair, vice chair or president;

            (b)        a vice-president in charge of a principal business unit, division or function, including sales, finance or production; or

            (c)        performing a policy-making function in respect of the issuer

“exsolved”

Said of a substance that has undergone “exsolution”, being the process of the separation of an initially homogenous solution into at least two different crystalline minerals without the addition or removal of any materials – usually occurs upon cooling

“felsic”	An igneous rock having abundant light coloured minerals, also, applied to those minerals (quartz, feldspars, feldspathoids, muscovite) as a group

“footwall”	The mass of rock beneath a fault, orebody or mine working; especially the wall rock beneath an inclined vein or fault

“g/t”	Grams per metric tonne

“gabbro”	A group of dark coloured, basic intrusive igneous rocks – the approximate intrusive equivalent of basalt

“gneiss”

A foliated rock formed by regional metamorphism, in which bands or lenticles of granular materials alternate with bands or lenticles of minerals with flaky or elongate prismatic habit – mineral composition is not an essential factor in its definition

“grab sample”

A sample composed of one or more pieces of rock, collected from a mineralized zone that, when analyzed, do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized zone

“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

“hanging wall”	The overlying side of an orebody, fault or mine working; especially the wall rock above an inclined vein or fault

“heap leaching”

A method of recovering minerals from ore whereby crushed rock is stacked on a non-porous liner and an appropriate chemical solution is sprayed on the top of the pile (the “heap”) and allowed to percolate down through the crushed rock, dissolving the desired minerals(s) as it does so. The chemical solution is then collected from the base of the heap and is treated to remove the dissolved mineral(s)

“host”	A rock or mineral that is older than rocks or minerals introduced into it or formed within it

“host rock”	A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur

“hydrothermal”	A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution

“ITH”	International Tower Hill Mines Ltd., a company subsisting under the laws of British Columbia

“intrusion”	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed

“intrusive”	Of or pertaining to intrusion, both the process and the rock so formed

“km”	Kilometres

“LPI”	Livengood Placers, Inc., a wholly owned subsidiary of Tower Alaska subsisting under the laws of Alaska

“m”	Metres

“mm”	Millimetres

“mafic”	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals, also, said of those minerals

“magma”	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes

“magmatic”	Of, or pertaining to, or derived from, magma

“massive”	Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit

“mesothermal”	Said of a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 - 300° Centigrade, also, said of that environment

“metallogeny”	The study of the genesis of mineral deposits, with emphasis on their relationship in space and time to regional petrographic and tectonic features of the earth’s crust

“Moz”	Million ounces

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	The concentration of metals and their chemical compounds within a body of rock

“National Instrument 43-101”/ “NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”

“NSR”	Net smelter return

“NYSE-A”	NYSE Amex Equities (formerly, the American Stock Exchange)

“ophiolite”

An assemblage of mafic and ultramafic igneous rocks ranging from spilite and basalt to gabbro and peridotite, and always derived from them by later metamorphism, whose origin is associated with an early phase of the development of geosynclines

“orogeny”

The process of natural mountain building, which may be studied as a tectonic structural event, as a geographical event and a chronological event, in that orogenic events cause distinctive structural phenomena and related tectonic activity, affect certain regions of rocks and crust and happen within a time frame

“outcrop”	That portion of a geologic formation or structure that appears at the surface of the earth; also, bedrock that is covered by surficial deposits such as alluvium

“plunge”	The inclination of a fold axis or other linear feature, measured in the vertical plane

“PPB” or “ppb”	Parts per billion

“PPM or “ppm”	Parts per million

“pyroclastic”	Pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin

“quartzite”	A granoblastic metamorphic rock consisting mainly of quartz, formed by recrystalization of sandstone by regional or thermal metamorphism

“relict texture”	In mineral deposits, an original texture that remains after total or partial replacement

“reverse circulation drilling”	A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis

“Sb”	Antimony

“schist”	A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well developed parallelism of more than 50% of the minerals present

“sedimentary”

Pertaining to or containing sediment (typically, solid fragmental material transported and deposited by wind, water or ice that forms in layers in loose unconsolidated form), or formed by its deposition

“shear zone”	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear strain (often mineralized by ore-forming solutions)

“silicification”	The introduction of, or replacement by, silica (especially in the form of fine- grained quartz, chalcedony or opal) which may fill pores and replace existing minerals (adj.: silicified)

“sill”	A tabular igneous intrusion that parallels the planar structure of the surrounding rock

“stock”	An igneous intrusion that is less than 100 square kilometres in surface exposure, is usually but not always discordant, and resembles a batholith except in size

“stockwork”	A mineral deposit consisting of a three-dimensional network of irregular veinlets closely enough spaced that the whole mass can be mined

“strike”	The direction taken by a structural surface

“tabular”	Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau

“tectonic”	Pertaining to the forces involved in, or the resulting structures of, tectonics

“tectonics”	A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution

“terrane”	A term applied to a rock or group of rocks and to the area in which they crop out

“Tower Alaska”	Tower Hill Mines, Inc. (formerly, “Talon Gold Alaska, Inc.”)., a wholly owned subsidiary of ITH subsisting under the laws of Alaska

“Tower Hill US”	Tower Hill Mines (US) LLC (formerly “Talon Gold (US) LLC”), a wholly owned subsidiary of Tower Alaska subsisting under the laws of Colorado

“tuff”	A general term for all consolidated pyroclastic rocks

“thrust sheet”	The body of rock above a large-scale thrust fault whose surface is horizontal or very gently dipping

“TSX”	Toronto Stock Exchange

“TSXV”	TSX Venture Exchange

“ultramafic”	Said of an igneous rock composed chiefly of mafic minerals

“vein”	An epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin

“volcaniclastic”	Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment

ITEM 3:       CORPORATE STRUCTURE

Name, Address and Incorporation

     ITH was incorporated under the Company Act (British Columbia) under the name “Ashnola Mining Company Ltd.” on May 26, 1978. ITH’s name was changed to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed to “International Tower Hill Mines Ltd.” on March 15, 1991. ITH has been transitioned under, and is now governed by, the BCBCA. On October 11, 2005, ITH filed a transition application under the BCBCA, reflecting the adoption by the shareholders, on October 29, 2004, of a new form of Articles to govern the affairs of ITH in substitution for the original articles adopted under the old Company Act (B.C.) and reflecting the increased flexibility available to companies under the BCBCA. A copy of the new Articles is available on SEDAR at www.sedar.com. On November 15, 2005, the shareholders resolved to amend the Articles to increase the authorized capital from 20,000,000 common shares without par value to 500,000,000 common shares without par value. A Notice of Articles in respect of such increase was filed on April 20, 2006, at which time such increase in authorized capital became effective.

     The head office and principal business address of ITH is located at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, CANADA V6E 2K3, and its registered and records office is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, B.C. V7X 1J1.

Intercorporate Relationships

            ITH has two material subsidiaries:

(a)	Tower Alaska, a corporation incorporated in Alaska on June 27, 2006, which holds all of the Company’s Alaskan properties and is 100% owned by ITH; and

(b)	Tower Hill US, a limited liability company formed in Colorado on June 27, 2006, which carries on all of the Company’s mineral exploration operations and is wholly owned by Tower Alaska.

            The following corporate chart sets forth all of ITH’s material subsidiaries:

            Throughout this AIF references to the “Company” refer to ITH and its consolidated subsidiaries, Tower Alaska and Tower Hill US. References to ITH refer to ITH alone.

ITEM 4:        GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

            The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently holds or has the right to acquire interests in an advanced stage exploration project in Alaska referred to as the “Livengood Project”. The Company is in the exploration stage as its property has not yet reached commercial production. All work presently planned by the Company is directed at defining mineralization at the Livengood project and increasing understanding of the characteristics of, and economics of, that mineralization. While the Company has outlined estimated mineral resources at the Livengood project, there are no mineral reserves on the Livengood project.

            Since 2006, the Company has focussed primarily on the acquisition and exploration of mineral properties in Alaska and Nevada by acquiring by staking, purchase, lease or option (primarily from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) in a transaction which closed on August 4, 2006) interests in a number of mineral properties in Alaska (Livengood, Terra, LMS, BMP, Chisna, Coffee Dome, West Tanana, Gilles, West Pogo, Caribou, Blackshell and South Estelle) and Nevada (North Bullfrog and Painted Hills) that it believes have the potential to host large precious or base metal deposits. Some of these, such as the Painted Hills, Gilles, West Tanana, Caribou and Blackshell properties were, in light of disappointing exploration results, dropped or returned to the respective optionors or lessors, and the associated costs written off while others, such as the South Estelle property, have been sold. Since early 2008, the Company’s primary focus has been the exploration and advancement of its Livengood project in Alaska and the majority of its resources have been directed to that end. To this end, in August 2010, ITH undertook a corporate spin-out arrangement transaction whereby all of its mineral property interests other than the Livengood property were transferred to Corvus and Corvus was spun out as an independent and separate public company. Following the completion of such transaction, the sole mineral property held by the Company is the Livengood Project. Since the completion of such transaction, the Company has focussed exclusively on the ongoing exploration and potential development of the Livengood Project.

            In December 2011, the Company completed two acquisitions in connection with the Livengood Project. The first acquisition consisted of the exercise of an existing lease buyout option with respect to certain mining claims leased by the Company, thereby giving the Company a 100% ownership interest. The second acquisition was of certain placer mining claims and related rights in the vicinity of the Livengood Project, and included all of the shares of LPI (which corporation holds some of the subject placer mining claims). This land was previously vacant or was used for placer gold mining. The acquisitions complete a planned lease buyout and also enable the Company to pursue additional site facility locations and to investigate other land use opportunities including the potential for placer gold extraction.

            All of the Company’s currently proposed exploration is under the jurisdiction of the State of Alaska.

            In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits. The State of Alaska requires an APMA (Alaska Placer Mining Application) exploration permit for all substantial surface disturbances such as trenching, road building and drilling. These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment. The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded. The Company currently has all necessary permits with respect to its exploration activities in Alaska. Although the Company has never had an issue with the timely processing of APMA permits there can be no assurances that delays in permit approval will not occur. Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year-round exploration operations and others, such as wetland areas, may only be explored while frozen in the winter. Mining is conducted in a number of locations in Alaska on a year-round basis, both surface and underground.

            Currently, there are no environmental regulations in Alaska that impact the Company because it is still in the exploration stage. Reclamation work, that is, work done to restore the property to its original state, is minimal because the Company’s operations have virtually no environmental impact. The Company’s required remedial environmental reclamation work typically consists of slashing underbrush so that wildlife movement is not hampered and basic re-seeding operations.

            Since June 1, 2011, being the commencement of the Company’s last completed fiscal year, the Company has not entered into any significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

ITEM 5:        NARRATIVE DESCRIPTION OF THE BUSINESS

General

            Summary

            The Company currently holds, or has rights to acquire, ownership or leasehold interests in a group of adjacent mineral properties located approximately 115 kilometres north of Fairbanks, Alaska and collectively referred to as the “Livengood Project” (subject, in certain cases, to NSR royalties payable to the original property vendors/lessors) in Alaska (Figure 1). The Company is in the process of evaluating the Livengood project through advanced exploration programs and the preparation of a pre-feasibility study, with the objective of evaluating the potential of the project and determining if the preparation of a full feasibility study is warranted. The progress on, and results of, work programs on the Company’s Livengood project (being its only mineral property) is set out in the Mineral Projects section of this AIF.

            The Company is in the exploration stage and does not mine, produce or sell any mineral products at this time. While the Livengood project has estimated mineral resources, it does not at this time have any known or identified mineral reserves. The Company does not propose any method of production at this time, and one of the aims of the planned pre-feasibility study is to determine the optimum method for any production at the Livengood project.

            All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, preparation of pre-feasibility and feasibility studies and the construction and operation of a mine (following a production decision having been made), financing and accounting. Since commencing its current operations in mid-2006, the Company has found that it can locate and retain appropriate employees and consultants and believes it will continue to be able to do so.

            All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Canada and the United States. Since commencing current operations at the Livengood project in mid-2006, the Company has been able to secure the appropriate personnel, equipment and supplies required to conduct its contemplated programs. The recent overall increase in the mineral exploration business has caused difficulty in certain equipment and services being made available on a timely basis. The Company has experienced difficulty in procuring some equipment – for example, drill equipment – or services – for example, experienced drillers and timely assay laboratory services. The Company will monitor and plan its activities around any shortages of required personnel, equipment or supplies in the foreseeable future.

            The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in some countries (notably China) is driving increased base metal commodity prices, and a fear of coming inflation and economic uncertainly are driving higher gold prices, but it is difficult to assess how long such demand may continue.

            The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. Rather, the Company’s ability to continue making the holding, assessment, lease and option payments necessary to maintain its interest in the Livengood project, to fund the ongoing advanced exploration, and to raise the funding necessary to develop a mine at Livengood following any production decision that may be made following the completion of its planned feasibility study are of primary concern. The Company does not presently anticipate any difficulties in this regard in the current financial year.

            It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

            As of March 16, 2012, ITH had one part-time employee and Tower Hill US and Tower Alaska had 26 full-time employees. The Company also relies upon consultants and contractors to carry on many of its activities and, in particular, to carry out drilling programs at the Livengood project and in connection with the preparation of its pre-feasibility and any feasibility studies on that project. However, as ITH expands its activities, it may choose to hire additional employees rather than relying on consultants.

            Bankruptcy and Similar Procedures

            There are no bankruptcy, receivership or similar proceedings against ITH, nor is ITH aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by ITH within the three most recently completed financial years or completed or currently proposed for the current financial year.

Arctic Ocean
Prudhoe Bay
Alaska
Yukon
Livengood Property
Tintina Gold Belt
Fairbanks
Dawson City
ALASKA
U.S.A
CANADA
Anchorage
Whitehorse
Bering Sea
Gulf of Alaska
500 km
400 miles
Coldfoot
Pipeline Road
Porcupine River
Livengood Property
Fairbanks
Kantishna
Paxon
Tok
Tanana River
250 km
200 miles
INTERNATIONAL TOWER HILL MINES INC.
Alaska, USA
Livengood Property

Figure 1: Location of the Livengood Project

            Reorganizations

            The only reorganization of or involving ITH within the three most recently completed financial years was the corporate spin-out transaction under which ITH transferred all of its non-Livengood mineral property assets (including its subsidiaries Raven Gold Alaska Inc. and Talon Gold Nevada Inc.) to Corvus by way of a corporate arrangement and Corvus was spun-to to the shareholders of ITH as an independent public company. The July 2010 Information Circular, which provides information concerning the spin-out of Corvus by way of corporate arrangement under the BCBCA, is specifically incorporated by reference herein, and readers are referred to the July 2010 Information Circular for a complete description of the spin-out transaction and details of each of the Company and Corvus following the completion thereof.

            The spin-out transaction pursuant to the plan of arrangement among ITH, its shareholders and Corvus (“Plan of Arrangement”) was approved by the shareholders of ITH on August 12, 2010, and the final order of the Supreme Court of British Columbia approving the Plan of Arrangement under the BCBCA to implement the transaction was received on August 20, 2010. The effective date of the spin-out transaction under the Plan of Arrangement was August 26, 2010 and the common shares of Corvus commenced trading on the TSX on August 30, 2010. On the effective date of the Arrangement, shareholders of ITH held one Common Share and one-half of one common share of Corvus for each common share of ITH held immediately prior to the effective date. Under the terms of the transaction, ITH retained all assets relating to the Livengood gold project in Alaska, together with approximately $33 million in working capital. Corvus received all of ITH’s other existing Alaska and Nevada assets, together with approximately $3.3 million in working capital.

            As proposed, following the completion of the spin-out, the Company has concentrated on completing the ongoing pre-feasibility study and thereafter, assuming the results of such study are as currently assumed, moving the Livengood project towards feasibility and a potential production decision.

            Social or Environmental Policies

            ITH has created a Health, Occupational Safety and Environmental Committee (“HOSEC”) of the Board, which has adopted a formal charter. The overall purpose of the HOSEC is to assist the Board in fulfilling its oversight responsibilities with respect to the Board’s and the Company’s continuing commitment to improving the environment and ensuring that the Company’s activities are carried out, and that its facilities are operated and maintained, in a safe, sustainable and environmentally sound manner. The primary function of the Committee is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters. Further, the HOSEC is to advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues. In particular, the HOSEC is to consider and advise the Board with respect to current standards of sustainable development for projects and activities such as those of the Company, particularly with a view to ensuring that the Company’s business is run in a manner, and its projects are operated and developed, so as to achieve the ideals and reflect the following principles of sustainable development:

(a)	living within environmental limits,
(b)	ensuring a strong, healthy and just society,
(c)	achieving a sustainable economy,
(d)	using sound science responsibly, and
(e)	promoting good governance.

The HOSEC is also responsible for monitoring the activities of the Company in connection with the initial and ongoing interaction between the Company’s activities, operations and personnel and the communities in which the Company’s projects and related activities are located, with a view to ensuring that management develops and follows appropriate policies and activities to enhance the relationship between the Company and its personnel and the communities in which it operates and reflect the principles of sustainable development in that regard.

            Although not set out in a specific policy, the Company strives to be a positive influence in the local communities where its mineral projects are located, not only by contributing to the welfare of such communities through donations of money and supplies, as appropriate, but also through hiring, when appropriate, local workers to assist in ongoing exploration programs. The Company considers that building and maintaining strong relationships with such communities is fundamental to its ability to continue to operate in such regions and to assist in the eventual development (if any) of mining operations in such regions, and it attaches considerable importance to commencing and fostering them from the beginning of its involvement in any particular area.

            ITH has also adopted a Code of Business Conduct and Ethics, which provides, among other things, that ITH is committed to complying with all laws and governmental regulations applicable to its activities and, specifically, to maintaining a safe and healthy work environment and conducting its activities in full compliance with all applicable environmental laws.

Risk Factors

            In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

            Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

            While the Livengood property has estimated measured, indicated and inferred resources identified, there are no known reserves at the Livengood property. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

            Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s property will be such that any such deposits can be mined at a profit.

            Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Livengood project, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, will have a material adverse effect on the Company.

            Acquisition of Mineral Claims under Agreements: The agreements pursuant to which the Company holds or has the right to acquire interests in the individual properties comprising the Livengood project provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

            Proposed Amendments to the United States General Mining Law of 1872: In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”). If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse affect on the Company’s cash flow, results of operations and financial condition.

            Uncertainties Relating to Unpatented Mining Claims: Certain of the Company’s mineral properties at Livengood comprise federal unpatented mining claims. There is a risk that a portion of the Company’s federal unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Federal unpatented mining claims are created and maintained in accordance with the Mining Law. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law. Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

            Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it holds, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposit at the Livengood project.

            No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The Livengood property is still in the advanced exploration stage and the Company has not defined or delineated any proven or probable reserves at Livengood. No feasibility study has yet been completed, and no production decision has been made, in respect of the Livengood property. Continued exploration of the Livengood project and the future development of that property following any production decision that may be made, will require significant funds. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

            Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

            Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

            Market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011 and into 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

            General economic conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

  the volatility of gold prices may impact the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and/or,

  the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

            Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the development of the Livengood project as a mine following any production decision that may be made. The development of a mine at Livengood following any production decision that may be made will therefore depend upon the Company’s ability to obtain financing through equity and debt financing. There is no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company being unable to commence or complete the development of a mine at Livengood and/or being required to dispose of its interest in its properties.

            Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Livengood project with the possible loss of such property.

            Dilution to the Company’s existing shareholders: The Company may require additional equity financing be raised in the future. The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

            Increased costs: Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

            Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

            Currency Fluctuations: The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

            Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

            Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

            Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

            Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Livengood project.

            Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood property into production.

            Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates included in this AIF are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in this AIF should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

            Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

            Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of ITH are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of ITH residing outside of Canada.

            Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

            ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

            Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH. U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Material Mineral Project

            Livengood Project, Alaska

            Information in this AIF regarding the Livengood project is based upon information provided by the Livengood Report. The Livengood Report provides documentation of the geological, operational, and resource estimation procedures that have been undertaken by the Company as it continues to advance the Livengood Project. Portions of the following summary are from the Livengood Report and the detailed disclosure in the Livengood Report is incorporated into this AIF by reference. Readers are encouraged to review the entire Livengood Report, which is filed on SEDAR at www.sedar.com.

1.0 Introduction

The Livengood Report has been prepared to update the mining configuration and Preliminary Economic Assessment (“PEA”) for the Livengood Project to reflect recent information developed as part of the ongoing Pre-feasibility Studies (“PFS”). The Livengood project is currently performing exploration, resource definition and technical studies as part of the PFS which is scheduled for completion in Q4 of 2011. A PEA was performed previously to evaluate preliminary project concepts including possible mineralization processing methods, estimates of capital and operating costs, and preliminary surface mine design scenarios in November 2010. This update of the November 2010 technical report is based on the resource estimate updated August 22, 2011, prepared from data to May 31, 2011 and based on other PFS technical information as of August 1, 2011.

Field investigations at the Livengood property are ongoing, with a total of 9 drilling rigs working at the site during the Summer 2011 program. Ongoing field data collection includes environmental baseline data collection (water quality sampling, wildlife studies, air quality) and meteorological sampling, geotechnical data collection for mine design, site evaluation and geotechnical data collection for project infrastructure location, groundwater hydrogeological testing, and rock geochemical characterization. Drilling activities have been expanded to include district exploration and site condemnation, as well as continuing the resource definition and infill drilling at Money Knob. A 3D IP geophysical program to survey the Livengood District will be completed in Q3 2011. The geologic database supporting the Livengood Report is the 648 diamond and reverse circulation holes that had been drilled on the property to May 31, 2011, and provided the basis for reporting an update of the in-situ gold resource estimate.

The Livengood Report is the twelfth in the series of technical reports and the eleventh that supports resource estimates which have been regularly updated as new drill information has become available. The Livengood Report describes the pre-feasibility concept based on a gravity-flotation-CIL recovery method processing mineralized material recovered by surface mining. Estimates of capital and operating cost, and a preliminary surface mine design are included, along with the geological and resource estimation procedures that have been undertaken by the Company. The updated mineral resource estimate includes material in the measured, indicated and inferred classification based on borehole data up to May 31, 2011. It does not include drill results from the Company’s 2011 Summer drill program which is currently in progress.

All costs in the Livengood Report are reported in US Dollars.

2.0 Description and Location

The Livengood property is located approximately 115 km northwest of Fairbanks, Alaska in the Tolovana Mining District within the Tintina Gold Belt. The project area is centered on Money Knob, a local topographic high point. This feature and the adjoining ridge lines are the probable lode gold source for the Livengood placer deposits which lie in the adjacent valleys which have been actively mined since 1914 and have produced more than 500,000 ounces of gold.

The Company controls 100% of its ~125 square kilometre Livengood land package, which is made up of 115 Alaska State mining claims, fee simple land leased from the Alaska Mental Health Land Trust, and four leases with holders of state and federal patented and unpatented mining and placer claims.

3.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Livengood is located approximately 115 km north of Fairbanks, Alaska next to the Elliot Highway, a paved, all weather road linking the north slope oil fields at Prudhoe Bay to southern Alaska. It is also adjacent to the Alyeska Pipeline corridor, which transports crude oil from Prudhoe Bay south and contains the fiber optic communications cable utilized at the Livengood site.

Topography at the site is eroded hills and valleys with generally 200 m elevation difference. The valleys generally contain active streams draining into the Tolovana River system to the west.

The site is approximately 65 km south of the Arctic Circle, and has a subarctic climate with long, cold winters and short, warm summers. Annual precipitation is roughly 41 cm. Average low temperatures in winter are -21 to -28 degrees C, with records reaching as low as -55 degrees C.

The Fairbanks metropolitan area has a population of approximately 98,000 people, and comprises the regional center with hospitals, government offices, businesses and the University of Alaska, Fairbanks. The city is linked to southern Alaska along a north-south transportation and utility corridor that includes 2 paved highways, a railroad, an interlinked electrical grid, and communications infrastructure. The city has a regional airport serviced by up to 3 major airlines.

4.0 History

The property has been prospected and explored by several companies and private individuals since the 1970’s. Geochemical surveys by Cambior in 2000 and AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA”) in 2003 and 2004 outlined a 1.6 x 0.8 km area with anomalous gold in soil. Scattered anomalous samples continue along strike for an additional 5 km to the northeast and 1.6 km to the southwest. Eight reverse circulation holes were drilled by AGA in 2003 and a further 4 diamond core holes were drilled in 2004 to evaluate this anomaly. Favourable results from these holes revealed wide intervals of gold mineralization (BAF-7: 138.7m @ 1.07 g/t Au; MK-04-03: 55.3m @ 0.51 g/t Au) along with lesser intervals over a broad area. Over the past 5 years, exploration by ITH through its wholly owned Alaskan subsidiary, Talon Gold Alaska, Inc., has evaluated this mineralization utilizing both RC drilling and core drilling.

Beginning in 2009, technical studies have been performed to generate metallurgical data for process definition, to generate preliminary surface mine designs, and to develop pre-conceptual information on the location and capacities of potential tailings management, overburden management, water reservoir, and mill process facilities. Conceptual project configurations have been generated from these studies which have been used as the basis for projected operating and capital cost estimation. A PEA for a large surface mining and mill processing facility was generated to update ITH information being developed for the current Pre-feasibility Study.

5.0 Geologic Setting and Mineralization

Rocks at Livengood are part of the Livengood Terrane, an east–west belt, approximately 240 km long, consisting of tectonically interleaved assemblages of various ages. These assemblages include the Amy Creek Assemblage, a sequence of latest Proterozoic and/or early Paleozoic basalt, mudstone, chert, dolomite, and limestone. An early Cambrian ophiolite sequence of mafic and ultramafic sea floor rocks was thrust over the Amy Creek Assemblage and was, in turn, overthrust by a sequence of Devonian shale, siltstone, conglomerate, volcanic, and volcaniclastic rocks, which are the dominant host to the mineralization currently under exploration at Livengood. The Devonian assemblage was overthrust by a second klippe of Cambrian ophiolite rocks. All of these rocks are intruded by Cretaceous multiphase monzonitic and syenitic dikes and sills. Gold mineralization is spatially and temporally associated with these intrusive rocks.

Gold mineralization occurs in association with disseminated arsenopyrite and pyrite in volcanic, sedimentary, and intrusive rocks, and in quartz veins cutting the more competent lithologies, primarily volcanic rocks, sandstones, and, to a lesser degree, ultramafic rocks. Three principal stages of alteration are currently recognized, an early biotite stage, followed by albite-quartz, and a late sericite-quartz assemblage. Carbonate appears to have been introduced with and subsequent to these stages. Arsenopyrite and pyrite were introduced primarily during the albite-quartz and sericite-quartz stages. Gold correlates strongly with arsenic and occurs primarily within and on the margins of arsenopyrite and pyrite.

Mineralization is interpreted as intrusion-related, consistent with other gold deposits of the Tintina Gold Belt, and has a similar As-Sb geochemical association. Mineralization is controlled partly by lithologic units, but thrust-fold architecture was key to providing pathways for intrusive and associated hydrothermal fluids.

Local fault and contact limits to mineralization have been identified, but overall the deposit has not been closed off in any direction. The current resource and area drilled covers the most significant portion of the area with anomalous gold in surface soil samples, but still represents only about 25% of the total gold-anomalous area.

6.0 Deposit Type

Among deposits of the Tintina Gold Belt, Livengood mineralization is most similar to the dike and sill-hosted mineralization at the Donlin Creek deposit, where gold occurs in narrow quartz veins associated with dikes and sills of similar composition. The age of the intrusions and the genetic link between the mineralization and intrusive rocks are typical of those of other nearby gold deposits of the Tintina Gold Belt, which have been characterized as intrusion-related gold systems and for these reasons Livengood is best classified with them.

7.0 Exploration

Prior to ITH, several companies have explored the Livengood area and identified a sizeable area of anomalous gold in soil samples, and intervals of anomalous gold mineralization in drill holes. The Company advanced the soil sampling coverage and undertook to drill surface geochemical anomalies beginning in 2006. The Company has continued its exploration with step-out drilling on a 75 m grid, and infilling the 75 m pattern in the core of the mineralized areas. Infill and step out drilling in the resource area has continued in the Summer 2011 drill program.

The Company has also implemented a district exploration program, which includes core drilling in geochemical anomalies distal to the resource area and condemnation drilling in potential infrastructure locations. A 3D IP survey has also been conducted during the Summer of 2011 to generate targets over much of the district.

8.0 Drilling

The Company has conducted drilling campaigns on the Livengood property since 2006. These programs initially identified mineralization in the Core Zone and then identified the Northeast, Sunshine, and Southwest zones through step out drilling and drill testing of areas with anomalous values in surface soil samples.

Nearly all drill holes at Money Knob have been drilled in a northerly direction at an inclination of -50° (RC) and -60° (core) in order to best intercept the south dipping structures and mineralized zones as close to perpendicular as possible. A few holes have been drilled in other directions to test other features and aspects of mineralization. Most holes have been spaced at 75m along lines 75m apart, subsequent infill drilling in the center of 75m squares brings the nominal drill spacing to 50m for a significant portion of the deposit.

Diamond core holes represent 16% of the total number of holes drilled. Core is recovered using triple tube techniques to ensure good recovery (>95%) and confidence in core orientation. The core is oriented using either the ACTTM or the EZ MarkTM tools.

Reverse circulation holes are bored and cased for the upper 0-30m to prevent down hole contamination and to help keep the hole open for ease of drilling at greater depths. Recovery of sample material from RC holes is done via a cyclone and dry or wet splitter, according to conditions. Drill cuttings are collected over the course of each 1.5 m (five-foot) interval and captured for a primary sample, an equivalent secondary sample (“Met” sample) and a third batch of chips for logging purposes.

In the deposit drill hole locations are determined by sub-meter differential GPS surveys at the drill collar. The initial azimuth of drill hole collars is measured using a tripod mounted transit compass in conjunction with a laser alignment device mounted on the hole collar. Down hole surveys of core and RC drill holes are completed using a Gyro-Shot survey instrument manufactured by Icefield Tools Corporation. Results of surveys and duplicate tests show normal minor deviation in azimuth and inclination for drill holes.

All RC samples are “logged in” on site, analyzed with a field portable Thermo Fisher Scientific NITONTM XRF before being sealed in super sacks and delivered to ALS Chemex in Fairbanks for preparation. Detail logging and mark-up of core is done at the Livengood camp. Core is sawed in half and bagged according to geologic intervals up to 1.5m and sealed in super sacks for delivery to ALS Chemex in Fairbanks.

Samples are analyzed by standard 50g fire assay for the gold determinations. All core samples and select RC drilling samples are also submitted for multi-element ICP-MS analyses using a 4 acid digestion technique. All RC samples are analyzed on site for trace elements using a Thermo Fisher Scientific NITONTM portable XRF before shipment to the laboratory.

9.0 Sample Preparation, Analyses and Security

The Company samples all holes from surface to total depth, using defined procedures. For RC samples, pulverized material is passed through a cyclone to separate solids from drilling fluids, then over a spinning conical splitter. The splitter is set to collect two identical splits of sample weighing 2-5 kg each. Representative coarse material is collected and saved in chip trays for geological description. Samples are put in pre-numbered, bar-coded bags by the drill site crew. One sample is submitted for analysis, and one sample is kept for reference. Samples are secured on site, and transported to a sample preparation facility operated by ALS Chemex in Faribanks.

Core materials are collected at the drill site and placed in core boxes. Run blocks, orientation blocks and depths are placed in the boxes at site. The core is transported to a sample management facility at Livengood, where it is described, then sawn in half. Half of the core is collected for assaying and half remains for reference. Core samples are weighed before shipping.

The QA/QC program implemented by the Company meets or exceeds industry standards. A QA/QC program includes insertion of blanks and standards (1/10 samples) and duplicates (1/20 samples). Blanks help assess the presence of any contamination introduced during sample preparation and help calibrate the low end of the assay detection limits. Commercial standards are used to assess the accuracy of the analyses. Duplicates help assess the homogeneity of the sample material and the overall sample variance. The Company has undertaken rigorous protocols to assure accurate and precise results. Among other methods, weights are tracked throughout the various steps performed in the laboratory to minimize and track errors. A group of 2096 metallic screen fire assays performed in 2011 did not indicate any bias in the matching fire assays.

Data entry and database validation procedures have been checked and found to conform to industry practices. Procedures are in place to minimize data entry errors. These include pre-numbered, pre-tagged, bar-coded bags, and bar-coded data entry methods which relate all information to sample and drill interval information. Likewise, data validation checks are run on all information used in the geologic modeling and resource estimation process. Database entries for a random sample (10%) of drill holes used for the resource estimate were checked against the original Assay Certificates by one of the independent authors of the Livengood Report and the error rate was found to be within acceptable limits.

Analysis of assay data from core and RC sampling has been performed to check for downhole contamination of RC and to compare the data distributions produced by the two methods. Analysis of RC data has not indicated cyclic down hole contamination. Decay analysis conducted on both core drilling and RC drilling indicates similar patterns of monotonic grade increase or decrease. Comparison of the grade distributions between core and RC data were conducted using Quantile-Quantile plots, and simulation of population means for different numbers of samples. The comparison indicated that the mean of all core data was 4% lower than RC data. Comparison of core and RC data below the water table showed similar population means suggesting that down hole contamination was not occurring.

10.0 Data Verification

Core and RC check samples have been collected during each drilling campaign by independent third parties. Results from these samples, as well as blanks and standards included, are consistent with the Company’s initial results. This includes a similar increase in variance for samples at higher grades, a pattern consistent with nugget effect. No systematic high or low bias has been observed.

The Summer 2011 drilling includes three separate programs to develop data on grade continuity at reduced drill spacing, and on precision of grade estimation using both core and RC data. Two cross patterns are being drilled with spacing reduced to 15 m along the primary grid axes to evaluate grade continuity between holes. A block of approximately 9 million tonnes is being drilled with equal numbers of RC and core holes, drilled with 2 different orientations. This block will allow the evaluation of the precision of resource modeling at different data densities and with different types of sampling.

11.0 Mineral Processing and Metallurgical Testing

The Company has undertaken metallurgical and processing test work to determine optimal recoveries using numerous conventional flow sheets: including milling with gravity, flotation, and Carbon in Leach (“CIL”) or gravity and CIL of the gravity tails, and heap leaching. Current test work focuses on determining the best means of optimizing these combined recovery methods. This work involves studies that evaluate how gold mineralization occurs and how the mineralized materials vary in their physical and metallurgical response to process treatment parameters according to the various lithologic units that host mineralization. The characteristics under review include grindability, abrasiveness, optimal particle size for downstream treatment, and response to leach, flotation, or gravity unit operations as a function of oxidation and lithology.

Specific metallurgical characteristics, identified in the testing programs to date, have shaped the processing strategies used as the basis for the PEA and assumed project configuration. These important metallurgical findings are:

1)	variable metallurgy (chemical and physical properties), depending upon mineralization type, degree of oxidation, amount of organic carbon, etc.;
2)

identification of mineralization types that are amenable to simple cyanide leaching process techniques such as heap leaching in conjunction with a carbon in column adsorption plant (CIC), particularly oxidized and partially oxidized mineralization;

3)	identification of sediment-hosted mineralization that contains organic “preg-robbing” carbon that will require CIL process techniques;
4)	higher recoveries for most mineralization types using gravity separation in combination with downstream CIL and/or flotation separation techniques; and
5)	lower recoveries for mineralization types with arsenic association.

Specific observations about metallurgical performance are listed in the following:

  Most Livengood mineralization could be considered moderately soft to medium hard in hardness with an average Bond Ball Work index of 15.8. The mineralization varied significantly in hardness, with Bond Ball Work indices varying from a minimum of 11.1 to a maximum of 19.1.
  The majority of the mineralization would be considered non-abrasive, with an average Abrasion Index of 0.0809. The mineralization type abrasion characteristics varied significantly from 0.0023 to 0.2872.
  All of the Livengood mineralization types respond to cyanide leaching to some degree.
  Some of the unoxidized mineralization with organic carbon has “active” or “preg- robbing” carbon.
  The effect of leach times on gold recovery and gravity concentration results indicate some of the mineralization contains coarse gold.
  Gold recovery at 10 mesh particle size on some of the mineralization types exceeded 90 percent.

  Gold recovery on some of the mineralization types, but not all, is improved with finer grinding. A grind size where 80 percent (p80) of the particles are smaller than 200 mesh (74 microns) has been tested to date.
  The leaching of flotation concentrates, in preliminary tests, shows variable results depending on the mineralization type and the amount of arsenopyrite present.
  Fine grinding of flotation concentrates to less than 20 microns, in preliminary tests, does not significantly improve CIL gold recovery from this material.
  Initial flotation and gravity concentration tests indicate the combined processes exceed 90% gold recovery to the concentrates.
  The degree of oxidation of the mineralization, as observed by the geologists, has a marginal impact on the gold recovery.
  Differences in gold recovery between cyanide shake leach tests, bottle roll leach tests, and Carbon-in-Leach tests suggest organic carbon in the mineralization is active to varying degrees in some of the mineralization types, particularly the un-oxidized portions of those mineralization types.
  The gold is often associated with sulfides, but this mineralization would not be classified as a sulfide refractory type.

12.0 Resource Estimation

The Livengood Report presents a global mineral resource estimate updated from the April 2011 estimate. The resource model was constructed using Gemcom GEMS® and the Stanford GSLIB (Geostatistical Software Library) MIK post processing routine. The resource was estimated using Multiple Indicator Kriging techniques.

Model parameters include, among others, two oxidation indicators and a single lithology indicator for each minor lithology. A three-dimensionally defined lithology model, based on interpretations by ITH geologists, was used to code the rock type block model. A three-dimensionally defined probability grade shell (0.1 g/t) was used to constrain the gold estimation. Gold contained within each block was estimated using nine indicator thresholds. The block model was tagged with the geologic model using a block majority coding method. Because there are significant grade discontinuities at lithologic contacts, hard boundaries were used between each of the lithologic units so that data for each lithology was used only for that unit.

A summary of the estimated global (in-situ) mineral resource is presented below for cutoff grades of 0.2, 0.3, 0.5, and 0.7 g/t gold.

Model validation checks include global bias check, visual validation, and swath plots. In all cases, the model appears to be unbiased and fairly represent the drilling data.

Table 1.1 Global Resource Estimation Summary - August 2011

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ounces Au
Measured	0.20	742	0.54	12.8
Indicated	0.20	322	0.47	4.8
Inferred	0.20	447	0.42	6.1
Measured	0.30	562	0.63	11.4
Indicated	0.30	216	0.58	4.0
Inferred	0.30	279	0.53	4.8

Measured	0.50	298	0.84	8.0
Indicated	0.50	96	0.81	2.5
Inferred	0.50	102	0.79	2.6
Measured	0.70	149	1.09	5.2
Indicated	0.70	42	1.10	1.5
Inferred	0.70	39	1.10	1.4

Economic testing of the global mineral resource has been performed using Whittle mine optimization to generate a surface mining shell defined at a long term gold price of $US 1,400 per ounce. Based on this mine optimization, the surface mining mineral resource at the Money Knob deposit is listed in Table 1.2.

Table 1.2 Surface Mine Mineral Resource defined at US $1,400 per Au ounce.

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ounces Au
Measured	0.22*	676	0.56	12.2
Indicated	0.22*	257	0.52	4.3
M&I	0.22*	933	0.55	16.5
Inferred	0.22*	257	0.50	4.1

*- Cutoff grade* is average for variable processing costs and recoveries.

Based on the study herein reported, delineated mineralization of the Livengood Deposit is classified as a resource according to the following definitions from NI 43-101 and from CIM (2005):

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.” Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of the geology and controls of the mineral deposit.”

The current basis of project information is not sufficient to convert the in-situ mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.

13.0 Mineral Reserve Estimates

Mineral reserves have not been estimated for Livengood, because the project does not currently meet the minimum requirement of a completed PFS.

14.0 Mining Methods

The project configuration assumes a large scale surface mining operation using drill-blast-load-haul mining techniques. Major material handling was assumed to be based on hydraulic excavators with 34 cubic meter buckets and 220 tonne capacity haul trucks. Peak mining rates are 75 million tonnes of material, to sustain an annual throughput of 33.2 million tonnes of mineralized material at the processing plant. The total production rates in early years allow stockpiling of lower grade mineralized material to allow streaming of higher grade materials to the process plant.

The mine life is projected to be 23 years to support a mill throughput of 91,000 tonnes per day. Total mine production of mineralized material is projected to be 750 Mt with 892 Mt of overburden material. The strip ratio would be 1.19 overburden material to mineralized material. The mineralized material would be comprised of measured, indicated and inferred classifications in the proportions of 60%, 24%, and 16%, respectively.

Initial pioneering for the surface mine is assumed to start with the initiation of construction at the site to provide borrow material for construction of the tail dam. Minor production of mineralized material would begin in the second year of construction, and then ramp up to deliver 22.5 Mtpa, 31.6 Mtpa and 32.6 Mtpa in production years 1, 2 and 3, respectively. Full capacity would be achieved in year 4.

15.0 Recovery Methods

Preliminary processing assumptions are based on a flow sheet that assumes a gravity gold circuit, followed by flotation to produce a concentrate. Gold would be recovered from the concentrate using carbon-in-leach cyanide leaching.

A single train plant is assumed with run-of-mine (ROM) mineralized material delivered to a primary gyratory crusher, which would feed a coarse stockpile. Coarse mineralized material would be reclaimed by apron feeders discharging onto a SAG mill feed conveyor. A grinding circuit would include a single SAG mill feeding two ball mills in parallel.

The ground, mineralized material would be routed through a gravity circuit producing a rougher concentrate, which would be cleaned to produce a gravity concentrate and gravity middlings. The gravity cleaner concentrate would be processed in a gold refinery to produce dore'. Gravity rougher tail would be returned to the grinding circuit, after a cyclone separation of the fine fraction which would go to flotation directly.

Ground mineralized material, after removal of the gravity recoverable gold, would go to a flotation cell where a rougher concentrate would be created, which combined with the gravity middlings would be reground and then leached in a CIL circuit to recover the contained gold. The CIL circuit would produce a loaded carbon which would be acid washed, stripped of gold and then reactivated for reuse. The refinery would use electrowinning to recover the gold, which would then be refined to produce a dore'.

The plant throughput would be controlled by the SAG milling capacity. Estimated gold recoveries have been based on the existing test work and industry experience, and varies between 58-94% for the different lithologies and oxidations.

Projected metallurgical recoveries for each lithologic unit have been estimated from the currently existing metallurgical test data. These estimates have been used as the basis of the mine optimization work, but have been increased by an additional 4 percentage points in the economic analysis to account for anticipated improvements that may be possible with further process optimization. Average recovery in the mine optimization output was 77.6%, but has been increased to 81.6% in the economic analysis. This projected improvement in recovery is based on previous experience of the Qualified Person in process testing and plant optimization.

16.0 Project Infrastructure

Alaska infrastructure has been developed in a north-south corridor between ports on the south coast (Anchorage, Valdez and others) and Fairbanks in the center of the State. This includes communications, paved highways, railroad, railbelt electrical grid, and major airports. The metropolitan area around Fairbanks has a population of approximately 98,000 people.

The paved, all weather Elliot Highway runs north from Fairbanks to the North Slope oilfields at Prudhoe Bay, and passes within several kilometers of the Money Knob deposit. Communications infrastructure (fibreoptic) has been extended to the North Slope along the Alyeska Pipeline, which parallels the Elliot Highway and passes just west of Livengood.

In preliminary, nonbinding discussions, the local utility in Fairbanks (Golden Valley Electrical Association) has indicated that 80-100 MW of power could be available to the Livengood Project. Livengood would be connected to the local grid by building a 64 km 230- kVA line along the pipeline corridor. Environmental baseline studies required for the electrical line construction were begun in 2011.

The development of site layout plans is underway as part of the PFS. Primary infrastructure requiring construction at Livengood would be the process plant, tail pipeline, electrical line, mine shops and buildings, and site roads. Alternative sites have been investigated along the northern side of the ridge containing the Money Knob deposit for the process plant, overburden management facility and tail storage facility. A historical dam site, used to store water for placer mining operations, is being investigated for water storage.

17.0 Market Studies and Contracts

The market for gold is global in nature and is unlikely to be unaffected by production from the Livengood Project. There are several large third party gold refineries with well established industry relationships in North America. Among the more notable ones are:

  Metalor; North Attleboro, Massachusetts
  Johnson Matthey; Salt Lake City, Utah
  Canadian Mint; Ottawa, Ontario

The Company has not contacted any of the aforementioned companies for competitive treatment bids, rather utilizing industry averages for this stage of development.

18.0 Environmental Studies, Permitting and Social and Community Impacts

Based on review of the studies completed to date, there are no known environmental issues that are anticipated to materially impact the Livengood Project’s ability to extract the gold resource. The Company has been conducting environmental baseline studies at the Livengood Project since 2008. The environmental baseline programs conducted or currently underway at Livengood include:

  surface water quality and hydrology;
  groundwater hydrogeology;
  wetlands extent and characteristics;
  meteorology and air quality;
  aquatic life and resources;
  wildlife;
  cultural resources; and
  rock geochemical characteristics.

A site-specific monitoring plan and water management plan for both operations and post mine closure will be developed in the future in conjunction with detailed engineering and project permit planning. Since development of the Livengood Project will require a number of US Federal permits, the National Environmental Policy Act (NEPA) and Council of Environmental Quality (CEQ) Regulations 40 CFR parts 1500-1508 will govern the federal permitting portion of the Livengood Project. In fulfillment of the NEPA requirements, the Livengood Project will be required to prepare an Environmental Impact Statement (“EIS”). Although at this time it is unknown which department will become the lead federal agency, the State of Alaska is expected to take a cooperating role to coordinate the NEPA review with the State permit process.

Actual permitting timelines are controlled by the US Federal NEPA review and US Federal and State agency decisions.

The Livengood Project is located 115 km northwest of Fairbanks, Alaska and approximately 65 km north of the boundary of the Fairbanks North Star Borough, in an unincorporated area of the State and encompasses a combination of State of Alaska mining claims, State of Alaska Mental Health Trust lands, private lands, and federal mining claims. While the old mining town of Livengood no longer has year round residents or an organized government, there are approximately 15 residents living on remote homesteads on the road system within a 15 km radius of the Livengood Project. The nearest community is the village of Minto, a town of 200 located approximately 65 km southwest by road from the Livengood Project. Thus, while the local residents and the community of Minto are important stakeholders in the region and to the Livengood Project, there are no municipal or community agreements required for the Livengood Project.

19.0 Capital and Operating Costs

Capital cost estimates have been developed from evaluation of the project configuration based on surface mining with a 91,000 tonne/day processing plant. The Company engaged MTB Project Management Professionals, Inc. to review capital cost that had been prepared in previous PEA estimates, make appropriate adjustments, prepare capital estimates, develop a work breakdown structure (“WBS”) for the capital cost, and develop an execution schedule for the capital expenditures, based on the scope of work as defined as of July 2011. Also, a sustaining capital cost estimate was to be prepared.

The capital cost scope was developed to a WBS. This WBS was developed from several historical projects of similar scope. The capital components of the estimate were allocated into two major groupings:

  Initial capital

  Sustaining capital cost for both incremental capital and replacement capital.

Costs were defined by the preproduction milestone schedule, with an approved feasibility study initiating the start of the capital cost being incurred; costs prior to the approved feasibility study were considered to be “sunk” costs. Initial capital cost was defined as all cost incurred before startup, which is when the first mineralized material is discharged into the primary crusher. Production year +1 begins at startup and defines operating cost.

The capital cost summary is as follows:

Initial Capital Cost………………………………………………………………………$1,614 million
LOM Sustaining Capital Cost …………………………………………………………$585 million
Contingency included in initial capital cost…………………….…………………… $323 million

Project operating costs are based on comparison to similar mining operations in Alaska and the USA. Table 1.3 lists the operating cost assumptions used in the economic analysis.

Table 1.3 Operating Cost Assumptions

Operating area	$/tonne processed	$/tonne mined	$/oz
Mining	$ 3.87	$ 1.77	$ 225
Processing	$ 6.81	-	$ 395
Administration	$ 0.81	-	$ 47
Refining and Transportation	$ 0.08	-	$4.73
Reclamation	$ 0.07	-	$ 4.16
Royalty @ 2.5%	$0.47		$27.50
Total	$ 12.12	--	$ 703

20.0 Economic Analyses

A pre-tax, 100% equity economic analysis has been performed based on the following assumptions:

  Long term gold price of $1,100 per ounce in constant US dollars;
  US dollar terms (Exchange rate of US $1.00 = CAD $1.01)
  No cost escalation or inflation has been provided for
  Annual discount rate of 5%, as well as undiscounted cash flow and alternative annual discount rates of 7.5% and 10.0%.
  All cost prior to construction engineering, long lead item ordering and construction start up are considered sunk costs.

Under these assumptions, the Livengood Project is projected to have an Internal Rate of Return (IRR) of 14.1%, an undiscounted cash flow of US $3.41 B, and an NPV @ 5% of $1.24 B. Key economic performance parameters are listed in Table 1.4.

Table 1.4 Projected Key economic performance parameters at a long term gold price of US $1,100 per ounce.

Economics
IRR		14.14%
NPV*	0.00%	$3,109,058
NPV*	5.00%	$1,241,153
NPV*	7.50%	$734,472
NPV*	10.00%	$380,496

Summary Statistics
Initial Capex		$1,613,805
Sustaining Capex		$584,658
Working Capex		$31,774

Gold recovered-oz		12,924,668

Cash operating cost/oz		$703
Total cost/oz		$875

Stripping ratio		1.19
LOM mill Au recovery		81.6%

* - 000' $ US

Projected annual gold production and annual cash cost per Au ounce are shown graphically in Figure 1.1 for the life-of-mine (LOM). Sensitivities to gold price, recovery, opex and capes variations are listed in Tables 1.5, 1.6, 1.7 and 1.8, respectively.

Figure 1.1 Projected annual gold production and annual cash cost per produced Au ounce for the LOM.

Cash Cost (US $/oz)
Produced Au (000' ozs/year)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
-
$1,200
$1,000
$800
$600
$400
$200
$-
0
5
10
15
20
25
LOM (yrs)
Produced Au - 000' ozs
Cash Cost - US $/ oz

Table 1.5 Variation of Projected Livengood Project IRR and NPV (000' US $) for a gold price range of US $800 -$1,700.

Gold Price

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
800	-6.7%	$ (654,735)	$ (816,710)	$ (857,480)	$ (882,725)
900	3.7%	$ 599,863	$ (130,756)	$ (326,829)	$ (461,652)
1000	9.5%	$ 1,854,461	$ 555,198	$ 203,821	$ (40,578)
1100	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
1200	18.2%	$ 4,363,656	$ 1,927,107	$ 1,265,123	$ 801,570
1300	22.0%	$ 5,618,253	$ 2,613,061	$ 1,795,774	$ 1,222,644
1400	25.5%	$ 6,872,851	$ 3,299,016	$ 2,326,425	$ 1,643,718
1500	28.8%	$ 8,127,448	$ 3,984,970	$ 2,857,075	$ 2,064,791
1600	32.0%	$ 9,382,046	$ 4,670,924	$ 3,387,726	$ 2,485,865
1700	35.1%	$ 10,636,643	$ 5,356,879	$ 3,918,377	$ 2,906,939

Table 1.6 Variation of Projected Livengood Project IRR and NPV (000' US $) for process recovery change of 85-115% of the base assumption (81.6%) .

Process recovery

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	20.7%	$ 5,179,144	$ 2,372,977	$ 1,610,046	$ 1,075,268
10%	18.6%	$ 4,489,115	$ 1,995,703	$ 1,318,188	$ 843,677
5%	16.4%	$ 3,799,087	$ 1,618,428	$ 1,026,330	$ 612,087
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	11.7%	$ 2,419,029	$ 863,878	$ 442,614	$ 148,905
-10%	9.0%	$ 1,729,001	$ 486,603	$ 150,756	$ (82,685)
-15%	6.0%	$ 1,038,972	$ 109,328	$ (141,102)	$ (314,276)

Table 1.7 Variation of Projected Livengood Project IRR and NPV (000' US $) for change in Opex of 85-115% of the base assumption.

Opex

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	9.6%	$ 1,815,100	$ 554,864	$ 210,542	$ (30,494)
10%	11.2%	$ 2,246,419	$ 783,627	$ 385,186	$ 106,503
5%	12.7%	$ 2,677,739	$ 1,012,390	$ 559,829	$ 243,499
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	15.5%	$ 3,540,377	$ 1,469,916	$ 909,115	$ 517,493
-10%	16.8%	$ 3,971,697	$ 1,698,679	$ 1,083,759	$ 654,490
-15%	18.0%	$ 4,403,016	$ 1,927,442	$ 1,258,402	$ 791,486

Table 1.8 Variation of Projected Livengood Project IRR and NPV (000' US $) for change in Capex of 85-115% of the base assumption (81.6%) .

Capex

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	11.5%	$ 2,804,541	$ 983,139	$ 493,698	$ 154,157
10%	12.3%	$ 2,906,047	$ 1,069,143	$ 573,956	$ 229,603
5%	13.2%	$ 3,007,553	$ 1,155,148	$ 654,214	$ 305,050
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	15.2%	$ 3,210,564	$ 1,327,157	$ 814,730	$ 455,943
-10%	16.3%	$ 3,312,069	$ 1,413,162	$ 894,988	$ 531,389
-15%	17.5%	$ 3,413,575	$ 1,499,167	$ 975,246	$ 606,836

21.0 Other Relevant Data and Information

No additional information or explanation is known by the authors of the Livengood Report to be necessary to make the technical report understandable and not misleading.

22.0 Interpretation and Conclusions

A PFS for the Livengood mineral resource is currently underway. The Livengood Report provides an update of the anticipated project configuration, and an overview of the geological, exploration, metallurgical test work, process plant and infrastructure engineering, and surface mine planning work that has been completed to date. A PEA of the updated configuration has been developed which is based on a surface mining operation supplying mineralized material to a processing plant with average throughput of 91,000 tonnes per day. The processing plant would produce gravity and flotation concentrates with gold recovered by Carbon-in-Leach processing of the concentrates. The PEA addresses the basic framework of how gold mineralization will be mined, mineralized material processed, and recovery achieved.

The interpretation and conclusions supplied in the Livengood Report are preliminary and are provided for the purposes of updating information about ITH’s progress in the PFS since the issuance of the November 2010 technical report. The information is subject to revision prior to its incorporation into the final PFS document.

23.0 Recommendations

The Company will continue its investigations and studies at Livengood with a projected FY 2011-2012 budget of US$ 68.1M ($67M CAD). The continuing PFS work accounts for approximately 75% of the expenditure, with the remaining 25% allocated to start up of the preparations for permit submittal and start up of feasibility engineering.

During the Summer 2011 field program, completion of several studies to demonstrate grade continuity and confirm precision of modeling with increased drill density will provide important verification of the resource estimation.

The PEA is preliminary in nature, and is based on forward looking technical and economic assumptions which will be evaluated in the Pre-feasibility Study. The PEA is based on the Livengood in-situ resource model (August 2011, effective date of May 31, 2011) which consists of material in the measured, indicated and inferred classification. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the in-situ mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized. The PEA results are only intended as an initial, first-pass review of the potential project economics based on preliminary information.

Planned Activities

            The Livengood Summer 2011 drill program began June 1st and included exploration drilling for district-wide investigations, resource definition drilling in the Money Knob deposit, and condemnation/geotechnical characterization drilling for infrastructure location and design. The district-wide exploration included 10,000 metres of helicopter supported core drilling, 3,750 metres of which was exploration with the remainder having the dual purpose of exploration/condemnation. Resource definition drilling at Money Knob included close-spaced drilling in locations to test the continuity of mineralization down to a 15 metre spacing, and the testing of a 9 million tonne block with 50 holes distributed equally between core and RC drilling methods with two different hole orientations. Total drilling was approximately 23,000 metres for completion of the PFS investigations in 2011. A group of deep hydrologic monitoring and testing wells has been drilled into the surface mine area for advanced characterization of ground water effects on slope stability.

            The district-wide exploration program also included 130,000 line-km of 3D IP geophysical surveys, covering the Money Knob deposit and extending coverage over the entire mineralized trend as indicated by drilling and surface soil sampling. This survey will generate subsurface structural information to help target future exploration drilling.

            Completion of the PFS is scheduled for the third quarter of 2012. The PFS underway will incorporate the mineral resource outlined in the Livengood Report, together with the results of geotechnical studies, metallurgical testing, updated capital and operating cost estimates and other relevant studies. While the bulk of engineering studies have been timely completed, a detailed metallurgical review of the PEA flow sheet has indicated further optimization is possible. Extensive metallurgical testing, including lock-cycle testing, additional gold deportment, HPGR characterization and pilot plant tests is ongoing. This advanced testing was scoped in Q3 2011 and composite samples were prepared in Q4 2011 from drill samples produced in the Summer 2011 drilling program.

            Baseline environmental data collection programs continued in the Summer 2011 field program. This included surface water quality and quantity sampling, fish tissue sampling, wildlife characterization, meteorological and air quality sampling, wetlands characterization, and antiquities surveys. Groundwater quality is also being sampled, and groundwater monitoring wells have been constructed in the Summer 2011 field program. Baseline data collection was extended to the power line right-of-way, in preparation for design and permitting for extension of the power line from the Fairbanks area.

            In conjunction with the PFS program, the Company has initiated a front-end loading process during which the project configuration and design will be refined, with the objective of entering the permitting process. This work has provided the basis for the Winter 2012 field program, which is focussing on filling data gaps identified in the PFS. The design basis will be improved to support Feasibility Studies. Baseline environmental work will continue, and community outreach programs will be expanded.

            In early March, 2012, the Company received the results for 73 in-fill drill holes completed late in 2011 which confirm the integrity of the May 2011 resource estimate contained in the Livengood Report. Based on the latest results, new internal resource estimates calculated for three areas of the deposit have been verified within 1% to contain the same tonnage, grade and contained ounces of gold as those calculated from the nominal 50-metre-spaced grid drilling used to calculate the May 2011 resource reported in the Livengood Report. The May 2011 resource estimate was based on 50-metre and, in fringe areas of the deposit, 75-metre grid drilling. Two areas of the deposit, the Core and Sunshine crosses, were selected for 15-metre-spaced reverse circulation (RC) in-fill drilling on crosses with north-south and east-west legs 150 metres in length. A third area, Area 50, measuring 195 metres by 240 metres, was drilled on a 37.5 -metre grid with alternating core and RC drilling. Two resources were generated for each volume using ordinary kriging on samples composited to 10-metre lengths: the first including those portions of the 50-metre grid drilling (May 2011 resource) within the volume; and a second using both the grid and close-spaced drilling within the same volume. On average, the effect of the increased drilling density on tonnage, grade, and contained ounces of gold is negligible (less than 1%).

Qualified Persons and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, acted as the Qualified Person, as defined in NI 43-101, for the May 2011 resource modeling for the Livengood deposit as included in the Livengood Report. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, acted as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit, and development of the PEA project financial analysis, as included in the Livengood Report. Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in Management. He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame. Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America and is a Registered Member of the Society of Mining, Metallurgy and Exploration. Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Company under NI 43-101.

Mr. Scott Wilson, President of Scott E. Wilson Consulting Inc., is a consulting geologist specializing in surface mine design, optimization and analysis, production scheduling, due diligence evaluations and Mineral Resource and Reserve reporting. He is acting as Qualified Person, as defined in NI 43-101, for the open pit optimization and scheduling work for the Livengood Deposit, as contained in the Livengood Report. Mr. Wilson has over 22 years’ experience in surface mining and is a Registered Member of Society of Mining, Metallurgy and Exploration. Mr. Wilson and Scott E. Wilson Consulting Inc. are independent of the Company under NI 43-101.

Dr. Russell Myers CPG 11433, is a certified professional geologist of the Association of Professional Geologists. He is responsible for analysis of QA and QC data developed for drilling activities at Livengood, and is a qualified person as defined by National Instrument 43-101. He acted as such for the QA/QC sections of the Livengood Report. He holds a Ph.D. degree from the University of the Witwatersrand and has 25 years’ experience managing surface exploration and drilling programs in North America, South America, Africa and Australia. Dr. Myers is not independent of ITH as he holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

ITEM 6:        DIVIDENDS

            There are no restrictions which prevent ITH from paying dividends. ITH has not paid any dividends in the last three fiscal years. ITH has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business. The Board will determine if and when dividends should be declared and paid in the future, based on ITH’s financial position at the relevant time.

ITEM 7:        DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

            The authorized capital of ITH is 500,000,000 Common Shares, of which 86,683,919 were issued as at December 31, 2011 and 86,683,919 were issued as at March 16, 2012. The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the Board. The Common Shares are entitled, upon liquidation, dissolution or winding up of ITH, to receive the remaining assets of ITH available for distribution to shareholders.

Shareholders’ Rights Plan

            On August 25, 2009, the Board adopted a Shareholders’ Rights Plan (“SRP”), to become effective at 12:01 a.m. on August 26, 2009, subject to shareholder approval being obtained on or before February 26, 2010 (obtained on October 15, 2009).

            The purpose of the SRP is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company's shareholders.

            The rights issued under the SRP will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the Company’s outstanding Common Shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. If a take-over bid does not meet the Permitted Bid requirements of the SRP, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional Common Shares at a substantial discount to the market price of the Common Shares at that time.

Constraints

            There are no constraints imposed on the ownership of Common Shares to ensure that ITH has any required level of Canadian ownership.

ITEM 8:        MARKET FOR SECURITIES

            The Common Shares are listed and posted for trading on the TSX (symbol “ITH”), on the NYSE-A (symbol “THM”), and on the Frankfurt Stock Exchange (symbol “IW9”).

Trading Price and Volume

            The following table provides information as to the high, low and closing prices of the Common Shares on the TSX during the 7 months of the most recently completed financial year and since the most recent financial year end, as well as the volume of shares traded for each month:

Month	High ($)	Low ($)	Close ($)	Volume
March 1 – 15, 2012	5.01	4.35	4.40	1,800,180
February, 2012	5.52	4.98	5.02	1,736,400
January, 2012	5.61	4.42	5.42	2,149,900
December, 2011	5.18	3.71	4.43	4,024,600
November, 2011	5.92	4.67	5.17	6,158,800
October, 2011	5.71	4.69	5.02	3,459,700
September, 2011	8.15	5.08	5.33	4,033,000
August, 2011	8.45	6.49	7.93	3,126,800
July, 2011	8.00	7.03	7.20	2,503,200
June, 2011	8.24	6.25	7.28	3,091,200

ITEM 9:        ESCROWED SECURITIES

            There are no securities of the Company subject to escrow or subject to any contractual restrictions on transfer.

ITEM 10:        DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

            The names, positions or offices held with ITH, province/state and country of residence, and principal occupation over the last five years of the Directors and executive officers of ITH, as at the date of this AIF, are as follows:

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)

James J. Komadina(5)(7) Director, CEO Colorado, USA

Metallurgical Engineer; President and CEO and Director of the Company since June 1, 2011; previously President & COO, Brazauro Resources Ltd. (public mineral exploration company) 2009 - 2010; Senior V-P Project Development, Gold Fields Limited (public mining company), 2005 – 2009; President & CEO, North America for AngloGold Limited, 1999-2003, previously Executive VP and COO, Minorco/AngloGold North America (subsidiaries of public mining company), 1992-1999

CEO and Director since June 1, 2011 President since October 24, 2011

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)

Jeffrey A. Pontius(5)(7) Director Colorado, USA

Geologist; CEO and a director of Corvus Gold Inc. (public mineral exploration company) since August, 2010; President and CEO of the Company from September, 2006 to May, 2011; previously North American Exploration Manager for AngloGold Ashanti North America Inc. from 2004 to 2006 and also a Director of Anglo American Exploration (Canada) Ltd. (subsidiaries of a public mining company), 1999 to 2006.

Director since June 1, 2011 President and CEO September 22, 2006 to May 31, 2011

Donald C. Ewigleben(3)(4)(6) Chairman of the Board, Director Colorado, USA

Lawyer; President and CEO of Uranium Resources, Inc. (public uranium mining company) since 2009; previously President and CEO of AngloGold Ashanti North America Inc. and other positions with AngloGold Ashanti Ltd. (public mining company), 2000 - 2009.

Director since November 17, 2011

Mark R. Hamilton(4)(5)(6) Director Alaska, USA

Retired; U.S. Army Major General for 31 years of active military duty; previously president of the University of Alaska System from 1998 to 2011; previously Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson; Director of Alaska Air Group Inc. (public aviation holding firm) from 2001 to 2011

Director since November 17, 2011

Roger R. Taplin(7) Director British Columbia, Canada	Barrister & Solicitor; Partner, McCarthy Tétrault (law firm) since 2003; previously partner at Deneys Reitz Attorneys (law firm) in Johannesburg, South Africa, 1997 - 2003	Director since November 17, 2011

Jonathan A. Berg Director New York, USA

Businessman; Director, Scorpio Mining Corporation (public mining company) , 2011 to present; previously director and non-executive chairman at Colombia Goldfields Ltd. (public mineral exploration company), December 2007 – November 2009; Vice-president, Finance, of PeriCor Therapeutics Inc. (private, clinical-stage specialty biopharmaceutical company), April 2005 – May 2010

Director since January 10, 2012

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)

Anton J. Drescher(3) Director British Columbia, Canada

Businessman, Certified Management Accountant; President, Harbour Pacific Capital Corp. (private management company) since 1998; President, Westpoint Management Consultants Limited (private management company) since 1979, Director of Dorato Resources Inc. (public natural resource company), 1996 to present; Director of Trevali Mining Corporation (public natural resources company) since 2007; Director and CFO of USA Video Interactive Corp. (public video streaming company) since 1994.

Director since August, 1991 President, 1991 – September 22, 2006

Daniel A. Carriere(4)(5)(6)(7) Director British Columbia, Canada

Businessman; Self-employed; previously, Senior Vice President, Corriente Resources Inc. (public mineral exploration company), 1996 – 2010; Director, ID Biomedical Inc. (public biomedical company) 1995 – 2005

Director since April 14, 2010

Timothy J. Haddon(3)(7) Director Colorado, USA

Mining Engineer; President, CEO and a director of International Natural Resource Management Co. (private mining industry consulting service provider and investor) since 2002; Director, Alacer Gold Corporation (public gold mining company, formerly “Anatolia Minerals Development Ltd.”) since 1998, also Chairman from 2003 to February, 2011 and since August 2011; Lead Director, Thompson Creek Metals Company Inc. (a mineral exploration and development company) since 2007.

Director since April 14, 2010

Robert D. Comer Chief Administrative Officer and General Counsel Colorado, USA

Lawyer; Chief Administrative Officer and General Counsel of the Company since January 1, 2012, previously Counsel, Faegre & Benson (law firm) February 2010 – January 1, 2012; Associate Solicitor for Minerals, Land and Water, Regional Solicitor and Counselor to the Solicitor for the Department of the Interior, 2002 to January 2010

Chief Administrative Officer and General Counsel since January 1, 2012

Lawrence W. Talbot(7) Vice-President British Columbia, Canada	Barrister and Solicitor; Owner, Lawrence W. Talbot Law Corporation (law firm) since July 1, 2006, previously Partner, Gowling Lafleur Henderson LLP (law firm), April 2000 to July 2006	Vice-President since September 22, 2006 General Counsel from September 22, 2006 to January 1, 2012

Tom S. Q. Yip Chief Financial Officer Colorado, USA

Chartered Accountant; Chief Financial Officer of the Company since September, 2011, previously, Chief Financial Officer for Silver Standard Resources Inc. (public silver mining company), 2007 – August, 2011; Chief Financial Officer for Asarco, LLC (public mining company), 2006 to 2007

Chief Financial Officer since September 7, 2011

Name, Position and Province/State and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as an Officer or Director(2)

Shirley Zhou Vice-President, Corporate Communications British Columbia, Canada

Corporate Communications Professional: Vice- President, Corporate Communications of the Company since November, 2010; previously Manager, Corporate Communications, for the Company August 2010 – November 2010; Manager, Corporate Communications, Silvercorp Metals Inc. (public silver mining company) August 2008 – August 2010; Investor Relations Officer, Solex Resources Corp. (public mineral exploration company), June 2006 – June 2008; Investor Relations, Minco Silver Corporation (public mineral exploration company), March 2005 – June 2006

Vice-President, Corporate Communications since November , 2010

Notes:

1.	The information as to place of residence and principal occupation, not being within the knowledge of ITH, has been furnished by the respective Directors individually.

2.	All directorships expire at the next Annual General Meeting of the shareholders of ITH (which must be held before December 31, 2012). All officers hold office at the pleasure of the Board.

3.	Denotes member of the Audit Committee.

4.	Denotes member of the Compensation Committee.

5.	Denotes member of the Health, Occupational Safety and Environmental Committee.

6.	Denotes member of the Nominating and Corporate Governance Committee.

7.	Denotes member of the Mergers and Acquisitions Committee.

            ITH does not currently have any committees other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Health, Occupational Safety and Environmental Committee and the Mergers and Acquisitions Committee.

            As at March 16, 2012, ITH’s Directors and executive officers, as a group, beneficially hold a total of 1,711,739 Common Shares, directly or indirectly, representing 1.97% of the 86,683,919 issued Common Shares. ITH’s Directors and executive officers, as a group, also hold the following incentive stock options to purchase up to the following numbers of Common Shares until the dates shown:

(a)	1,175,000 Common Shares exercisable at $7.34 per Common Share until April 14, 2012;

(b)	600,000 Common Shares exercisable at $6.57 per Common Share until August 19, 2012;

(c)	25,000 Common Shares exercisable at $9.15 per Common Share until January 10, 2013;

(d)	500,000 Common Shares exercisable at $7.47 per Common Share until July 28, 2013;

(e)	1,000,000 Common Shares exercisable at $8.35 per Common Shares until May 9, 2016 (subject to vesting provisions);

(f)	600,000 Common Shares exercisable at $8.07 per Common Shares until August 23, 2016 (subject to vesting provisions); and

(g)	650,000 Common Shares exercisable at $4.43 per Common Shares until January 3, 2017 (subject to vesting provisions).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

1.

No Director or executive officer of ITH is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including ITH) that:

	(a)	was subject to an order that was issued while the Director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, the term “order” means:

	(a)	a cease trade order;

	(b)	an order similar to a cease trade order; or

	(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

2.	No Director or executive officer of ITH, or a shareholder holding a sufficient number of securities of ITH to affect materially the control of ITH:

(a)

is, as at the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including ITH) that, while such person was acting in such capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(b)

has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the Director, executive officer or shareholder.

3.	No Director or executive officer of ITH, or a shareholder holding a sufficient number of securities of ITH to affect materially the control of ITH, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

            Certain Directors and officers of ITH are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and companies that hold Common Shares or other securities of ITH. To the extent that such other companies may participate in or be affected by ventures involving ITH, these Directors and officers of ITH may have conflicting interests in negotiating, settling and approving the terms of such ventures. Conflicts of interest affecting the Directors and officers of ITH will be governed by ITH’s “Code of Business Conduct and Ethics”, the Articles of ITH, the provisions of the BCBCA and other applicable laws and relevant stock exchange policies and requirements. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises.

ITEM 11:        PROMOTERS

            ITH does not presently have, and has not within the two most recently completed fiscal years or the current fiscal year had, any promoters.

ITEM 12:        LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

            The Company is not currently, and has not since June 1, 2011 (being the commencement of the Company’s last competed financial year) been, a party to any legal proceedings, nor is any of the Company’s properties presently, or has, since June 1, 2011 (being the commencement of the Company’s last competed financial year), any of the Company’s properties been, subject to any legal proceedings.

Regulatory Actions

There have not been any:

1.	penalties or sanctions imposed against ITH by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2011;

2.

any other penalties or sanctions imposed against ITH by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable investor making an investment decision; or

3.	settlement agreements entered into by ITH before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2011.

ITEM 13:        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No:

1.	Director or executive officer of the Company;

2.	any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Common Shares; or

3.	any associate or affiliate of any of the persons or companies referred to in paragraphs 1 or 2,

has, during any of the fiscal years ended December 31, 2011, May 31, 2011 or 2010, or during the current fiscal year, had any material interest, direct or indirect, in any transaction that has materially affected, or will materially affect, the Company, except for:

1.

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2006 (collectively, the “AngloGold Agreement”) among ITH, AngloGold and Tower Alaska, AngloGold has the right to maintain its percentage equity interest in the Common Shares, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009. As a consequence of the exercise of this “top-up” right, ITH has, subsequent to the fiscal year ended May 31, 2009, issued Common Shares to AngloGold on a private placement basis, as follows:

(a)

on February 10, 2010, AngloGold exercised its “top-up” right to maintain its 13.2907% equity interest in ITH. As a consequence, ITH sold to AngloGold, on a private placement basis, an aggregate of 67,965 common shares at a price of $5.38 per share (reflecting the 5 day volume-weighted average price of the Common Shares on the TSX preceding February 10, 2010 less the maximum allowable discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of CAD 365,651.17. The private placement closed on March 26, 2010;

(b)

on August 12, 2010, AngloGold exercised its “top-up” right to maintain its 13.2907% equity interest in ITH. As a consequence, ITH sold to AngloGold, on a private placement basis, an aggregate of 415,041 common shares at a price of $5.26 per share (reflecting the 5 day volume-weighted average price of the Company’s common shares on the TSX preceding August 12, 2010 of $6.18 less the maximum allowable discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of $2,183,115.66. The private placement closed on August 27, 2010; and

(c)

On February 17, 2011, AngloGold exercised its “top-up” right to maintain its 11.5039% equity interest in ITH. As a consequence, ITH sold to AngloGold, on a private placement basis, an aggregate of 230,764 common shares at a price of $8.13 per share (reflecting the 5 day volume-weighted average price of the Company’s common shares on the TSX preceding February 16, 2011 less the maximum allowable discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of $1,876,112. The private placement closed on March 24, 2011.

2.

On April 6, 2010, the Company issued an aggregate of 664,210 common shares for aggregate gross proceeds of CAD 3,985,260 to AngloGold under its preferential right to participate in a private placement of an aggregate of 5,000,000 shares in accordance with its then current equity interest in the Company. The price paid by AngloGold ($6.00) was the same as the other arm’s length placees who participated in the placement.

3.

On November 10, 2010, the Company issued an aggregate of 754,765 common shares for aggregate gross proceeds of CAD 4,717,282 to AngloGold under its preferential right to participate in an equity offering of an aggregate of 16,860,000 shares. The price paid by AngloGold ($6.25) was the same as the other arm’s length placees who participated in the placement.

ITEM 14:        TRANSFER AGENT AND REGISTRAR

            The Company’s co-transfer agents and registrars are Computershare Investor Services Inc. in Canada and Computershare Trust Company N.A. in the United States. Transfers may be effected at, and registration facilities are maintained in British Columbia, Canada at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

ITEM 15:        MATERIAL CONTRACTS

            There are no material contracts that have been entered into by the Company other than in the ordinary course of the Company’s business of mineral property evaluation, acquisition and divestiture and exploration, including raising the funding therefor, since June 1, 2011 (being the commencement of the Company’s most recently completed financial year) that are still in effect, other than:

1.	Shareholder Rights’ Plan Agreement dated August 25, 2009 between ITH and Computershare Investor Services Inc. pursuant to which ITH issued the rights pursuant to the SRP.

2.

Arrangement Agreement made as of July 8, 2010 between ITH and Corvus pursuant to which ITH and Corvus agreed to carry out the spin-out arrangement transaction described under “Item 5 – Narrative Description of the Business – Corporate Reorganizations”.

3.

Stock and Asset Purchase Agreement made effective as at December 13, 2011 among Tower Alaska, Alaska/Nevada Gold Mines Ltd. Heflinger Mining & Equipment Company, Carl Heflinger and Fred Heflinger with respect to the acquisition of certain placer mining claims and related rights in the vicinity of the Livengood Project, and including all of the shares of LPI.

4.

Lease Amendment, Option Exercise, and Purchase and Sale Agreement by and among Karl Hanneman, VMC Revocable Trust and Tower Alaska dated as of December 13, 2011 with respect to of the exercise of an existing lease buyout option with respect to certain mining claims leased by the Company and forming part of the Livengood Project.

ITEM 16:        NAMES AND INTERESTS OF EXPERTS

Names and Interests of Experts

The following are the persons or companies:

1.

who were named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by ITH during, or relating to, the fiscal year ending December 31, 2011, being ITH’s most recently completed financial year; and

2.	whose profession or business gives authority to the statement, report or valuation made by the person or company:

	(a)	MacKay LLP, Chartered Accountants:

		(i)	provided an auditor’s report dated August 26, 2011 in respect of the Company’s financial statements for the years ended May 31, 2011 and 2010, and

(ii)

provided an auditor’s report dated March 16, 2012 in respect of the Company’s financial statements for the period ended December 31, 2011 and for the year ended May 31, 2011 and incorporated by reference into this AIF.

MacKay LLP is independent in accordance with the auditors’ rules of professional conduct in British Columbia;

(b)

William Pennstrom, Jr., QPMMSA, SME, a “qualified person” for the purposes of NI 43- 101, is the author responsible for the preparation of sections 13, 17 and 22 (and the corresponding parts of sections 1 and 25) of the Livengood Report. Mr. Pennstrom holds less than 1% of the outstanding Common Shares;

(c)

Tim Carew, P.Geo., a “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of section 14 (and the corresponding parts of sections 1 and 25) of the Livengood Report. Mr. Carew holds less than 1% of the outstanding Common Shares;

(d)

Carl E. Brechtel, P.E., a “qualified person” for the purposes of NI 43-101 is the author responsible for the preparation of sections 2, 3, 15, 18, 19, 20, 21, 24, 26 and 27 and the corresponding parts of sections 1 and 25 of the Livengood Report. At the time of the preparation of the Livengood Report, Mr. Brechtel was an employee of the Company. Mr. Brechtel holds less than 1% of the outstanding Common Shares;

(e)

Russell Myers, CPG, a “qualified person” for the purposes of NI 43-101 is the author responsible for the preparation of sections 11.6 and 12 and the corresponding parts of sections 1 and 25 of the Livengood Report. Mr. Myers holds less than 1% of the outstanding Common Shares;

(f)

Chris Puchner, CPG, a “qualified person” for the purposes of NI 43-101 is the author responsible for the preparation of sections 4, 5, 6, 7, 8, 9, 10, 11.1, 11.2, 11.3, 11.4, 11.5 and 23 and the corresponding parts of sections 1 and 25 of the Livengood Report. Mr. Puchner is an employee of the Company. Mr. Puchner holds less than 1% of the outstanding Common Shares; and

(g)

Scott E. Wilson, SME, a “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of section 16 and the corresponding parts of sections 1 and 25 of the Livengood Report. Mr. Wilson holds less than 1% of the outstanding Common Shares.

ITEM 17:        ADDITIONAL INFORMATION

Audit Committee Information

            Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies that are required to file an Annual Information Form are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. This information with respect to ITH is provided in Schedule “A”.

Additional Information

            Additional information relating to ITH may be found on SEDAR at www.sedar.com.

            Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of ITH’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Information Circular. Additional financial information is available in ITH’s comparative audited consolidated financial statements, together with the auditor’s report thereon, and the related Management Discussion and Analysis for its most recently completed fiscal year ended December 31, 2011.

            A copy of this AIF, the Information Circular, the Financial Statements and the MD&A, as well as any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Vice-President of ITH. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of ITH.

Schedule “A”

Audit Committee Information

The Audit Committee’s Charter

            The following is the text of the current Charter for ITH’s Audit Committee:

“INTERNATIONAL TOWER HILL MINES LTD.

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on September 22, 2006 and amended on June 28, 2007)

ARTICLE 1 - PURPOSE

            The overall purpose of the Audit Committee (the “Committee”) is to:

(a)

ensure that the management of International Tower Hill Mines Ltd. (the “Company”) has designed and implemented an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements;

(b)	oversee, review and report on the integrity of the Company’s financial disclosure and reporting;

(c)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts; and

(d)	be directly responsible for:

	(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Company,

	(ii)	the oversight of the work of the Company’s external auditors, and

	(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company.

ARTICLE 2 - COMPOSITION, PROCEDURES AND ORGANIZATION

2.1

The Committee will consist of at least three members of the Board of Directors (the “Board”), all of whom will be “independent” and “unrelated directors” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

2.2

All of the members of the Committee will be “financially literate”, at least one member of the Committee will have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles) and at least one member of the Committee will be a “financial expert” within the meaning of the rules and forms adopted by the Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

2.3

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.4	Unless the Board has appointed a chair of the Committee, the members of the Committee will elect a chair from among their number.

2.5	The Committee will select an individual to act as secretary for the Committee, who will be either:

(a) a member of the Committee other than the chair, or

(b) another individual who is not a member of the management of the Company.

2.6

The quorum for meetings will be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

2.7

The Committee will have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

2.8	Meetings of the Committee will be conducted as follows:

(a)	the Committee will meet:

	(i)	at least quarterly, and

	(ii)	may meet as many additional times:

		A.	as deemed necessary or appropriate by the Committee,

		B.	upon request by any member of the Committee, the Chief Executive Officer, the Chief Financial Officer or the external auditors,

in each case at such times and at such locations as may be determined by the Committee or the chair of the Committee. Except in respect of a regularly scheduled meeting of the Committee, notice of such meeting, together with a proposed agenda, will be delivered to each member of the Committee not less that forty-eight (48) hours prior to the proposed meeting time (which notice may be waived by all of the members of the Committee); and

(b)	the external auditors and management representatives will be invited to attend as necessary in the discretion of the Committee.

2.9

The internal accounting staff, any external accounting consultant(s) and the external auditors will have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in, or consultant of, the Company as it deems necessary, and any employee of, or consultant to, the Company may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

2.10

The Committee may, in its sole discretion, retain, at the expense of the Company, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

ARTICLE 3 - DUTIES AND RESPONSIBILITIES

3.1	The overall duties and responsibilities of the Committee will be as follows:

(a)	be directly responsible for:

(i) the selection of a firm of external auditors to be proposed for election as the external auditors of the Company,

(ii) the oversight of the work of the Company’s external auditors, and

(iii) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company;

(b)

to review with the management of the Company (and, in the case of the annual audited statements, with the external auditors) the annual audited consolidated and unaudited consolidated quarterly financial statements, including the notes thereto, to ensure that such statements present fairly the financial position of the Company and the results of its operations and, if appropriate, to recommend to the Board as to the approval of any such financial statements;

(c)

to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements;

(d)	to establish and maintain a direct line of communication with the Company's internal accounting staff and any external accounting consultant(s) and assess their performance;

(e)	to ensure that the management of the Company has designed, implemented and is maintaining an effective and appropriate system of internal financial controls; and

(f)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

3.2	The duties and responsibilities of the Committee as they relate to the external auditors will be as follows:

(a)

to select a firm of external auditors to be proposed by management of the Company to the shareholders for election by the shareholders as the external auditors for the Company, and to verify the independence of such proposed external auditors;

	(b)	to review and approve the fee, scope and timing of the annual and any other audit performed by the external auditors;

	(c)	to review and evaluate the qualifications, performance and independence of the lead partner of the external auditors of the Company;

	(d)	to discuss with management of the Company the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditors of the Company;

	(e)	to obtain confirmation from the external auditors of the Company that they will report directly to the Committee;

(f)

to obtain confirmation from the external auditors of the company that they will report in a timely matter to the Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policies and practices and the accounting policy and practice preferred by the external auditors of the Company, for the financial information of the Company within applicable generally accepted accounting principles (“GAAP”) which have been discussed with management of the Company and will provide a copy of all material written communications between the external auditors of the Company and management of the Company including, without limitation, any management letter or schedule of unadjusted differences;

(g)

obtain confirmation from the external auditors of the Company that they will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with Canadian GAAP and/or are reconciled to, United States GAAP, reflect all material correcting adjustments identified by the external auditors of the Company;

(h)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company;

(i)

to review and pre-approve all non-audit services to be provided to the Company (or any of its subsidiaries) by the external auditors, provided that such pre-approval authority may be delegated by the Committee to any member of the Committee who is “independent” and “unrelated” on the condition that any such pre-approval must be presented to the Committee at its first schedule meeting following any such approval;

(j)	review the audit plan of the external auditors prior to the commencement of the audit;

(k)	to review with the external auditors, upon completion of their annual audit:

(i)	the contents of their report,

(ii)	the scope and quality of the audit work performed,

(iii)	the adequacy of the Company's financial and accounting personnel,

(iv)	the co-operation received from the Company's personnel and any external consultants during the audit,

(v)	the scope and nature of the internal resources used,

(vi)	any significant transactions outside of the normal business of the Company,

(vii)	any significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems, and

(viii)	the non-audit services provided by the external auditors during the year under audit;

(l)	to discuss with the external auditors not just the acceptability, but also the quality, of the Company’s accounting principles; and

(m)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.3	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal accounting, the use of and services provided by any external accounting consultant(s), insurance, information services and systems and financial controls, management reporting and risk management, and to ensure that the Company maintains:

		(i)	the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s financial transactions,

(ii)	effective internal control systems, and

(iii)	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud;

(b)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii) the confidential, anonymous submission by employees or any external consultants of the Company of concerns regarding questionable accounting or auditing matters;

(c)	to periodically review this policy and recommend to the Board any changes which the Committee may deem appropriate;

(d)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

(e)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff, by any external accounting consultant(s) or by the external auditors have been implemented;

(f)

assist in the preparation of any internal control report by management, which provides that management of the Company is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures, and ensuring that the external auditors of the Company attest to, and report on, the assessment of such control structure and procedures by management of the Company;

(g)

assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation; and

(h)

assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

3.4	The Committee is also charged with the responsibility to:

	(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

	(b)	review and approve the financial sections of:

		(i)	the annual report to shareholders;

		(ii)	the annual information form (if any);

		(iii)	any quarterly or annual management discussion and analysis;

		(iv)	prospectuses; and

(v)	other public reports requiring approval by the Board,

and report to the Board with respect thereto including, without limitation, as to the approval (or otherwise) thereof by the Board;

(c)	review regulatory filings and decisions as they relate to the Company's consolidated annual and interim financial statements, including any press releases with respect thereto;

(d)

ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Committee is a “financial expert” within the meaning of the rules and forms adopted by the Securities and Exchange Commission;

(e)	ensure that all non-audit services approved by or on behalf of the Committee are disclosed in the periodic reports of the Company;

(f)

ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

(g)

ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to Canadian GAAP, and if appropriate, reconciles such pro forma information contained therein to United States GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

(h)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(i)	review and report on the integrity of the Company’s consolidated financial statements;

(j)	review the minutes of any audit committee meeting of any subsidiaries of the Company;

(k)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(l)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(m)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board within a reasonable time following each annual general meeting of shareholders.

3.5	The Committee shall have the authority to determine:

(a)

subject to the grant by the shareholders of the authority to do so, if required, the compensation to be received by the external auditors of the Company in connection with all audit services, and non-audit services, to be performed by the auditors;

(b)	the compensation to be received by any legal, financial or other advisors or consultants engaged by the Committee to assist it in performing its duties and responsibilities hereunder; and

(c)	the appropriate funding for the ordinary administrative expenses of the Committee.

ARTICLE 4 – GENERAL

4.1	The Committee will:

(a)

prepare any report or other disclosure, including any recommendation of the Committee, required by any applicable legal or regulatory requirement to be included in the annual proxy or information circular of the Company;

	(b)	review this Charter at least annually and recommend any changes herein to the Board;

	(c)	report the activities of the Committee to the Board on a regular basis and make such recommendations thereto as the Committee may deem necessary or appropriate; and

(d)

prepare and review with the Board an annual performance evaluation of the Committee, which performance evaluation must compare the performance of the Committee with the requirements of this Charter and be conducted in such manner as the Committee deems appropriate. Such report to the Board may be in such form as the Committee determines, which may include being in the form of an oral report by the chair of the Committee or by another member of the Committee designated by the Committee to make such report.

4.2	No member of the Committee will receive any compensation from the Company, other than fees for being a director of the Company, or a member of a committee of the Board.

4.3

In addition to the foregoing, the Committee will perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.”

Composition of the Audit Committee

            ITH’s Audit Committee is made up of the following directors:

Name	Independent (Y/N)	Status

Anton J. Drescher (Chair)	Independent	Financially Literate

Timothy J. Haddon	Independent	Financially Literate

Donald C. Ewigleben	Independent	Financially Literate

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education And Experience

            The experience and education of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is as follows:

 Anton J Drescher: Mr. Drescher has been Chief Financial Officer and a director of USA Video Interactive Corp., a public company listed for trading on the TSXV and the OTC Bulletin Board, since December 1994, which company is involved in streaming video and video-on-demand. He has also been the President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations, since 1979; and President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada, since 1998. Mr. Drescher has been a Certified Management Accountant since 1981.

Donald C Ewigleben: Mr. Ewigleben is a lawyer with 35 years of experience in the mining industry overseeing legal, regulatory, environmental and government affairs. He is currently the President and Chief Executive Officer of Uranium Resources, Inc., a uranium producer with ISR mining projects in the state of Texas. Previously, he was President and Chief Executive Officer of AngloGold Ashanti North America and served as the Executive Officer – Sustainability & Legal Affairs for AngloGold Ashanti in the Americas. Mr. Ewigleben served as the Executive Officer – Law, Safety, Health & Environment for AngloGold Ashanti Ltd. in Johannesburg, South Africa in 2006 and 2007. Prior to becoming the CEO of AngloGold in 2004, Mr. Ewigleben served as President and CAO and as Vice President and General Counsel. Before joining AngloGold in 2000, he was the Vice President, Environmental and Public Affairs, for Echo Bay Mines. Prior to AngloGold and Echo Bay, Mr. Ewigleben served in various capacities for AMAX Gold and AMAX Coal Industries. He began his career as a governmental affairs representative for AMAX in Washington, DC and multiple state legislatures. Mr. Ewigleben has served on the Board of Directors for the National Mining Association, the Gold Institute, the Mining Association of Canada, numerous state and provincial coal and hard-rock mining associations and as a trustee of the Northwest Mining Association, the Eastern Mineral Law Foundation and the Rocky Mountain Mineral Law Foundation and has had experience with the review and understanding of the accounting principles relevant to the financial statements of public natural resource companies.

Timothy J Haddon: Mr. Haddon is currently the President, Chief Executive Officer, a director and 50% owner of International Natural Resource Management Co., a private company which invests in and provides consulting services to the mining industry. He has held those positions since 2002. He is also Chairman of the Board of Directors of Alacer Gold Corp., a gold mining company listed on the Toronto and Australian Stock Exchanges. He has been a director of that company (previously named Anatolia Minerals Development Limited) since September 1998 and Chairman from May 2003 to February 2011 and again since August 2011. Since 2007, Mr. Haddon has also served as lead director of Thompson Creek Metals Co.. From August 2006 until September 2007, Mr. Haddon also served as a director of NewWest Gold Corporation and from October 2005 until May 2007 he served as director of Ascendant Copper Corporation. From October 1997 to December 2002, he served as President and Chief Executive Officer of Archangel Diamond Corporation. From April 1994 to June 1997, he held various positions with First Dynasty Mines Ltd., the latest being Chairman and Chief Executive Officer, and, from June 1989 to March 1994, he served as President and Chief Executive Officer of Amax Gold Inc. He holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.

Reliance on Certain Exemptions

            At no time since June 1, 2011 (being the commencement of its most recently completed financial year) has ITH relied on the exemptions in the following sections of NI 52-110:

1.	Section 2.4 (De Minimis Non-audit Services);
2.	Section 3.2 (Initial Public Offerings);
3.	Section 3.3(2) (Controlled Companies);
4.	Section 3.4 (Events Outside Control of Member);
5.	Section 3.5 (Death, Disability or Resignation of Audit Committee Member);
6.	Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);
7.	Section 3.8 (Acquisition of Financial Literacy); or
8.	an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

            At no time since June 1, 2011, being the commencement of ITH’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

            The Audit Committee is authorized by the Board to review the performance of ITH’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by ITH. Such advance approval authority may be delegated by the Audit Committee to any member of the Audit Committee who is “independent” and “unrelated” on the condition that any such pre-approval must be presented to the Audit Committee at its first scheduled meeting following any such approval. To date, such authority has not been so delegated.

External Auditor Service Fees (By Category)

            The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2011	$75,000	$22,000	$2,000	$Nil
May 31, 2011	$65,000	$96,000	$9,500	$Nil

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. The work performed in the fiscal year ended December 31, 2011 consisted of procedures with regard to annual and interim financial statements. The work performed in the fiscal year ended May 31, 2011 consisted of further procedures with regard to annual and interim financial statements and pro-forma financial statements for the purpose of the Corvus spin-out transaction, as well as procedures with respect to the Company’s November 2010 prompt offering prospectus financing and responding to due diligence questions from the applicable agents in connection with such financing.

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. The work performed was assistance in the preparation and review of ITH’s Canadian and United States tax returns.

(4) The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.